

05041395

COPY

AM 3/24/2005

SEC[illegible] IMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creative Resources Broker Services, LLC
DBA CR Broker Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250F Centerville Road
(No. and Street)

Warwick (City) Rhode Island (State) 02886 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard M. Spaziano 401-738-0070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mullen Scorpio Cerilli
(Name – *if individual, state last, first, middle name*)

222 Richmond Street, Suite 401 (Address) Providence (City) Rhode Island (State) 02903 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AM 3/30/2005

AM 3/30/2005

OATH OR AFFIRMATION

I, Patricia M. Cerilli, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CR Broker Services, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See related party disclosure in the financial statements of Creative Resources Broker Services, LLC at December 31, 2004

Patricia M Cerilli
Signature

CPA
Title

Brenda R. Murphy 8/16/07
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CREATIVE RESOURCES
BROKER SERVICES, LLC

Member NASD

COPY

Warwick Executive Park, 250F Centerville Road, Warwick, RI 02886 Telephone (401) 738-0070 FAX (401) 732-8512

February 28, 2005

SEC
Office of Investor Education and Assistance
450 Fifth Street, NW
Washington, DC 20549


RECD S.E.C.
MAR 0 2 2005
1086

RE: CR Broker Services, LLC
SEC File No. 8-51180

To Whom It May Concern:

Enclosed please find a signed original and copy of the Annual Audited Report, Form X-17A-5, Part III (Facing Page). Also attached are two copies of Part III, Report (G) (Computation of Net Capital) for the above referenced entity. Two copies of the audit report were sent to you under separate cover via overnight (Federal Express) on February 17, 2005.

If you have any questions or concerns, please contact our office (401-738-0070). Thank you.

Sincerely,



Mary I. MacLeod
Administrative Assistant

Enclosures

CREATIVE RESOURCES BROKER SERVICES, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III, REPORT (G)

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2004

Calculation of Net Capital:

Member's capital	$	87,031
Adjustments:		
Warrants		(20,100)
Stocks		(10,200)
Related party accounts receivable		-
Related party accounts payable		37,164
		93,895
Minimum required		50,000
Excess	$	43,895

CREATIVE RESOURCES BROKER SERVICES, LLC

* * * * *

Financial Statements

Years Ended December 31, 2004 and 2003



SEC MAIL
RECEIVED
PROCESSING
FEB 1 8 2005
WASH. D.C.
152
SECTION

Mullen Scorpio Cerilli

Certified Public Accountants
Business Consultants

Mullen Scorpio Cerilli

Certified Public Accountants
Business Consultants

222 Richmond Street, Suite 401
Providence, Rhode Island 02903
401-751-3860
401-751-3987 Fax
www.mullenscorpiocerilli.com

February 14, 2005

To the Member of
Creative Resources Broker Services, LLC

Independent Auditors' Report

We have audited the accompanying balance sheets of Creative Resources Broker Services, LLC (a Rhode Island Corporation) as of December 31, 2004 and 2003 and the related statements of revenue and expenses, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Resources Broker Services, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



CREATIVE RESOURCES BROKER SERVICES, LLC

Balance Sheet

December 31, 2004 and 2003

	2004	2003
Assets		
Assets:		
Cash	$ 570	$ 10,689
Accounts receivable	76,846	9,963
Accounts receivable - related party (Note 2)	-	7,500
Investment (Note 3)	30,300	29,550
Cash - escrow	50,000	-
Total assets	$ 157,716	$ 57,702
Liabilities and Net Assets		
Liabilities:		
Accounts payable	$ 33,521	$ 1,378
Accounts payable - related party (Note 2)	37,164	7,656
Total liabilities	70,685	9,034
Member's capital	87,031	48,668
Total liabilities and net assets	$ 157,716	$ 57,702

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Revenue and Expenses

For the Years Ended December 31, 2004 and 2003

	2004	2003
Commission income	$ 640,500	$ 352,268
Selling, general and administrative expenses:		
Commission	611,140	309,465
Insurance	1,328	1,770
Legal	632	445
Licensing	7,013	7,029
Office	618	910
Compliance fees	19,590	18,569
Professional fees	4,725	4,500
Subscriptions	430	415
Training and education	1,048	-
Miscellaneous	-	532
Total selling, general and administrative expenses	646,524	343,635
Income (loss) from operations	(6,024)	8,633
Other income and expense:		
Interest income	16	54
State tax	(350)	(250)
Net income	$ (6,358)	$ 8,437

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Member's Capital

For the Years Ended December 31, 2004 and 2003

	December 31, 2004			
	Capital Contributions	Earnings	Accumulated Other Comprehensive Income	Total
Balance - beginning of year	$ 32,940	$ 19,278	$ (3,550)	$ 48,668
Member's capital contribution	50,000	-	-	50,000
Member's drawing	-	(6,029)	-	(6,029)
Comprehensive income:				
Net income (loss)	-	(6,358)	-	(6,358)
Unrealized gain on securities	-	-	750	750
Comprehensive income	-	(6,358)	750	(5,608)
Balance - end of year	$ 82,940	$ 6,891	$ (2,800)	$ 87,031

	December 31, 2003			
	Capital Contributions	Earnings	Accumulated Other Comprehensive Income	Total
Balance - beginning of year	$ 32,940	$ 10,841	$ -	$ 43,781
Member's capital contribution	-	-	-	-
Comprehensive income:				
Net income (loss)	-	8,437	-	8,437
Unrealized loss on securities	-	-	(3,550)	(3,550)
Comprehensive income	-	8,437	(3,550)	4,887
Balance - end of year	$ 32,940	$ 19,278	$ (3,550)	$ 48,668

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Cash Flows

For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flow from operating activities:		
Net income (loss)	$ (6,358)	$ 8,437
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(66,883)	(1,535)
Accounts receivable - related party	7,500	(1,133)
Accounts payable	32,143	(3,360)
Accounts payable - related party	29,508	(9,662)
Net cash provided (used) by operating activities	(4,090)	(7,253)
Cash flow from investing activities:		
Cash held in escrow	(50,000)	-
Net cash (used) by investing activity	(50,000)	-
Cash flow from financing activity:		
Member's capital contribution	50,000	-
Member's distribution	(6,029)	-
Net cash provided by financing activity	43,971	-
Net increase (decrease) in cash	(10,119)	(7,253)
Cash and cash equivalents - beginning of year	10,689	17,942
Cash and cash equivalents - end of year	$ 570	$ 10,689
Supplemental information:		
Income taxes paid	$ 350	$ 250

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Notes to Financial Statements

for the Years Ended December 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Creative Resources Broker Services, LLC (the Company) was formed as a Rhode Island single member limited liability company on June 23, 1998 and began operations in January 1999. The purpose of the company is to provide broker dealer services through the sale of variable products, mutual funds at retail and Section 529 Plans.

In July 2004, the Company became an introducing broker and entered into a service agreement with another financial entity to invest funds for the Company's customers.

Basis of Accounting

The Company prepares its financial statements using the accrual method of accounting, in accordance with generally accepted accounting principles.

Recognition of Revenue

The Company recognizes all commission income at the time a policy is issued.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include checking and savings accounts.

Accounts Receivable

The Company uses the specific write-off method for both book and tax purposes. Under this method, an allowance for a doubtful account is not maintained, but accounts receivable are written-off when they become uncollectible.

Generally accepted accounting principles require an allowance for doubtful accounts receivable whenever it can be reasonably estimated and is a material amount. The effect of using the specific write-off method instead of the reserve method is not material to these financial statements.

Note 1 continued on the next page.

Note 1 - Summary of Significant Accounting Policies

Investments

Investments are recorded at fair market value, however, if the fair market value is unable to be determined, investments are recorded at cost. See Note 3.

Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimate amounts are recognized in the year in which such adjustments are determined.

Income Taxes

The Company is a limited liability company in the State of Rhode Island. The sole owner member is taxed on the Company's taxable income. The Company is required to pay the minimum rate of $250 for the State of Rhode Island. No provision or liability for federal or state taxes has been included in the financial statements.

Note 2 - Related Party Transactions

During the year, in the normal course of business, Creative Resources Broker Services, LLC (the Company) distributes commissions to related entities.

The related entities are as follows:

Creative Resources, Inc.

- A separate corporation, wholly owned by the same sole member of Creative Resources Broker Services, LLC (the Company)

R Squared

- A separate corporation, partially owned by the same sole member of Creative Resources Broker Services, LLC (the Company)

North American Financial Corporation, LLC

- A separate corporation, partially owned by the same sole member of Creative Resources Broker Services, LLC (the Company)

Creative Resources, Inc. provides office space, administrative services and general overhead for the Company. The value of these expenses has not been determined and is not included on the financial statements.

Note 2 continued on the next page.

Note 2 - Related Party Transactions

The following is a detail of the transactions between the Company and related parties:

	December 31, 2004			
	Relating to			
	R Squared	North American Financial Corporation, LLC	Sole Owner of Creative Resource Broker Services, LLC	Creative Resources, Inc.
Recorded in these financial statements in the following accounts:				
Commission expense	$ 39,882	$ 10,385	$ 19,611	$ 124,162
Accounts payable	-	-	3,460	33,704
Reimbursement of clearing fees paid to the Company	6,279	-	-	-

	December 31, 2003	
	Relating to	
	Sole Owner of Creative Resource Broker Services, LLC	Creative Resources, Inc.
Recorded in these financial statements in the following accounts:		
Commission expense	$ 275,263	$ 26,714
Accounts receivable	7,500	-
Accounts payable	1,478	6,178

Note 3 – Investments

Investments consist of stock and warrants the Company purchased through a private placement offered exclusively to owners of broker dealer companies. The stocks are currently trading on the public market and are recorded at fair market value. The warrants are currently not traded on the public market and are recorded at cost. The investments at year-end are as follows:

	2004	2003
Stocks	$ 10,200	$ 9,450
Warrants	20,100	20,100
Total	$ 30,300	$ 29,550

Note 4 – Major Customer

A major portion of the Company's revenue is concentrated in two customers. The Company had revenue from these customers of approximately 72% and 78% for the years ended December 31, 2004 and 2003.